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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                               AMENDMENT NO. 5 TO
                                (FINAL AMENDMENT)
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          PREMISYS COMMUNICATIONS, INC.
                            (NAME OF SUBJECT COMPANY)

                            ZHONE TECHNOLOGIES, INC.
                             ZHONE ACQUISITION CORP.
                                    (BIDDERS)

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated PREFERRED STOCK PURCHASE Rights)
                         (TITLE OF CLASS OF SECURITIES)

                                    740584107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  -------------
                                   Mory Ejabat
                      President and Chief Executive Officer
                            Zhone Technologies, Inc.
                         7677 Oakport Street, Suite 1040
                            Oakland, California 94621
                                 (510) 777-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  -------------
                                    COPY TO:
                              Scott N. Wolfe, Esq.
                                Latham & Watkins
                           701 "B" Street, Suite 2100
                           San Diego, California 92101
                            Telephone: (619) 236-1234


                                December 22, 1999
         (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

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
------------------------------------------- ---------------------------------------- ----------------------------------------
           CUSIP NO. 740584107                               14D-1                              PAGE 2 OF 5 PAGES
------------------------------------------- ---------------------------------------- ----------------------------------------

-------- ------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHONE TECHNOLOGIES, INC., IRS ID # 94-3333763
-------- ------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) / /
                                                                                                               (b) / /
-------- ------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         SEE ITEM 4.
-------- ------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                                                             / /
-------- ------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------- ------------------------------------------------------------------------------------------------------------------
7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,604,842
-------- ------------------------------------------------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                      / /

-------- ------------------------------------------------------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         90.0%
-------- ------------------------------------------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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
------------------------------------------- ---------------------------------------- ----------------------------------------
           CUSIP NO. 740584107                               14D-1                              PAGE 3 OF 5 PAGES
------------------------------------------- ---------------------------------------- ----------------------------------------

-------- ------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHONE ACQUISITION CORP., IRS ID # 94-3343245
-------- ------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) / /
                                                                                                               (b) / /
-------- ------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         SEE ITEM 4.
-------- ------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                                                             / /
-------- ------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
-------- ------------------------------------------------------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,604,842
-------- ------------------------------------------------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                      / /

-------- ------------------------------------------------------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         90.0%
-------- ------------------------------------------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Final Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") which relates to a tender offer by Zhone Acquisition Corp., a Texas corporation ("Purchaser") and a wholly owned subsidiary of Zhone Technologies, Inc., a Delaware corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Premisys Communications, Inc., a Delaware corporation (the "Company"), and all associated rights issued pursuant to the Rights Agreement dated September 18, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Associated Rights"), not currently directly or indirectly owned by Purchaser or Parent, for a purchase price of $10.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1. This Final Amendment No. 5 also constitutes Amendment No. 1 and amends and supplements the Statement on Schedule 13D of Purchaser and Parent with respect to the shares beneficially owned by Purchaser and Parent.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         The information in Item 5 is hereby amended and supplemented by adding the following thereto:

         On December 22, 1999, Parent announced that it had merged Purchaser with and into the Company (the "Merger") with the Company continuing as the surviving corporation. Because Purchaser had acquired at least 90% of each class of the outstanding shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and each outstanding share (other than shares held in the treasury of the Company, shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company, and shares owned by stockholders who choose to dissent and demand appraisal rights of their shares) shall be canceled, extinguished and converted into the right to receive $10.00 per share in cash, without interest, less any applicable withholding taxes. The consummation of the Merger was publicly announced in a press release issued by Parent on December 22, 1999, a copy of which is attached as Exhibit (a)(13) hereto and is hereby incorporated by reference.

         Parent requested that trading of the Common Stock be halted on the Nasdaq National Market and filed a Form 15 to delist the Common Stock with the Commission on December 22, 1999.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information in Item 6 is hereby amended and supplemented by adding the following thereto:

         Pursuant to the Offer, which expired at 12:00 midnight, New York City time, on December 7, 1999, Purchaser acquired a total of 20,743,849 shares, representing approximately 85.3% of the outstanding shares of Common Stock of the Company on a fully diluted basis. In addition, Purchaser exercised the option previously granted to it by the Company (the "Option") to purchase 11,860,993 additional shares of the Company's Common Stock at a price of $10.00 per share, increasing Purchaser's ownership to 32,604,842 shares or 90% of the outstanding shares of the Company's Common Stock immediately following exercise of the Option. As a result of the exercise of the Option, the number of issued and outstanding shares of Common Stock increased to 36,227,591.

         The information provided in this Final Amendment under item 5 is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         The information in Item 11 is hereby amended and supplemented by adding the following thereto:

         (a)(13) -- Text of Press Release issued by Parent, dated December 22, 1999.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 27, 1999           ZHONE ACQUISITION CORP.
       --------------------

                                   By:     /s/ MORY EJABAT
                                          --------------------------------------

                                   Name:   Mory Ejabat
                                          --------------------------------------

                                   Title:  President and Chief Executive Officer
                                          --------------------------------------


                                   ZHONE TECHNOLOGIES, INC.

                                   By:     /s/ MORY EJABAT
                                          --------------------------------------

                                   Name:   Mory Ejabat
                                          --------------------------------------

                                   Title:  President and Chief Executive Officer
                                          --------------------------------------

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                                  EXHIBIT INDEX

    EXHIBIT
     NUMBER                           DESCRIPTION
     ------                           -----------
   (a)(13)*        -- Text of Press Release issued by Parent, dated December 22,
                      1999.
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*Filed herewith.